Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-8 No. 333-172422) pertaining to The Lilly Employee 401(k) Plan, The Savings Plan for Lilly Affiliate Employees in Puerto Rico, The Lilly Excess Savings Plan, and The Excess Savings Plan (GAP Savings) for Eli Lilly Affiliate Employees in Puerto Rico of our report dated February 24, 2012, with respect to the consolidated financial statements of Eli Lilly and Company and subsidiaries and the effectiveness of internal control over financial reporting of Eli Lilly and Company and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana

April 30, 2012